SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 11-K

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[ X ]	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the Fiscal Year Ended December 31, 2010

or

[ ]	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of
1934

For the transition period from _______________ to _______________

Commission File Number: 001-10607

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GREAT WEST CASUALTY COMPANY
PROFIT SHARING PLAN

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OLD REPUBLIC INTERNATIONAL CORPORATION
307 NORTH MICHIGAN AVENUE
CHICAGO, ILLINOIS 60601

Total Pages: 17

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee has duly caused this annual report to be signed on behalf of the undersigned, thereunto duly authorized.

GREAT WEST CASUALTY COMPANY PROFIT SHARING PLAN, Registrant

By:	/s/ Catherine Bishop
Catherine Bishop, Plan Committee Member

By:	/s/ Vickie Hirchert
Vickie Hirchert, Plan Committee Member

By:	/s/ James Jensen
James Jensen, Plan Committee Member

By:	/s/ Gaylen TenHulzen
Gaylen TenHulzen, Plan Committee Member

June 23, 2011

Great West Casualty Company
Profit Sharing Plan
Report on Audits of Financial Statements
and Supplemental Schedule
For the Years Ended December 31, 2010 and 2009

GREAT WEST CASUALTY COMPANY PROFIT SHARING PLAN
Index to Financial Statements

Page No.
Report of Independent Registered Public Accounting Firm	1

Financial Statements:
Statements of Net Assets Available for Benefits at
December 31, 2010 and 2009	2

Statements of Changes in Net Assets Available for Benefits
for the years ended December 31, 2010 and 2009	3

Notes to Financial Statements	4 - 11

Supplemental Schedule:
Schedule of Assets (Held at End of Year) at December 31, 2010	12

Note: Supplemental schedules required by the Employee Retirement Income Security Act of 1974 that have not been included herein are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
Great West Casualty Company Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of the Great West Casualty Company Profit Sharing Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years ended December 31, 2010 and 2009.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we expressed no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years ended December 31, 2010 and 2009, in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Mayer Hoffman McCann P.C.

Minneapolis, Minnesota
June 24, 2011

GREAT WEST CASUALTY COMPANY PROFIT SHARING PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2010 AND 2009

	December 31,
	2010	2009
ASSETS
Investments, at fair value:
Pooled separate accounts	$50,961,918	$41,766,435
PRIAC Guaranteed Long-Term Account	24,789,167	22,152,060
Old Republic International Corporation (ORI) common stock account	7,568,820	5,080,340

Total investments	83,319,905	68,998,835

Notes receivable from participants	2,532,254	2,378,065

Net assets available for benefits	$85,852,159	$71,376,900

The accompanying notes are an integral part of these financial statements.

GREAT WEST CASUALTY COMPANY PROFIT SHARING PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	Years Ended December 31,
	2010	2009
Additions:
Contributions:
Employer	$4,488,109	$4,402,856
Participants	2,449,459	2,351,599
Rollover contributions	52,577	4,255
Total contributions	6,990,145	6,758,710
Investment Income:
Net appreciation of pooled separate accounts	6,347,670	7,884,417
Net appreciation (depreciation) of ORI common stock account	1,868,307	(838,928)
Interest from PRIAC Guaranteed Long-Term Account	655,268	670,952
Dividends from ORI common stock	362,552	326,796
Total investment income	9,233,797	8,043,237
Interest Income:
Interest income on notes receivable from participants	136,838	152,195
Total additions	16,360,780	14,954,142

Deductions:
Benefits paid to participants	(1,878,821)	(1,490,717)
Administrative expenses	(6,700)	(6,450)

Total deductions	(1,885,521)	(1,497,167)

Net increase	14,475,259	13,456,975

Net assets available for benefits:
Beginning of year	71,376,900	57,919,925
End of year	$85,852,159	$71,376,900

The accompanying notes are an integral part of these financial statements.

GREAT WEST CASUALTY COMPANY PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF PLAN

The following brief description of the Great West Casualty Company Profit Sharing Plan (Plan) is provided for general information purposes only.  Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

(a) General

The Plan is a defined contribution profit-sharing plan sponsored by Great West Casualty Company (the Company), covering all eligible employees of the Company and its affiliates.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended, and the Internal Revenue Code (IRC).

(b) Eligibility

Under the terms of the Plan, an employee shall become eligible for inclusion in the Plan 30 days following the first day he/she completes an hour of service and upon attaining age 21.  The Plan provides for automatic enrollment of employees in the Plan at a pre-tax deferral election rate of 2% unless the employee elects not to participate.  An employee shall become eligible for employer discretionary contributions after completion of 1,000 hours of service in any Plan year, beginning with date of hire and attaining age 21.

(c) Contributions and Participant Accounts

Participants may contribute as a pre tax deferral contribution 1/2% to 15% of their annual wages to the Plan.  Effective January 1, 2008, the Plan was amended to provide for participant elective Roth deferral contributions, which are allocated to a separate participant account maintained for such deferrals.  In 2010 and 2009, the Company made matching contributions to the Plan equal to 25% of the first 6% of the employees' pre-tax contribution amount.  Participants may elect to have their contributions invested in any one or more of the Prudential Retirement Insurance and Annuity Company (PRIAC) separate investment funds, a PRIAC guaranteed-interest contract, or an Old Republic International Corporation (ORI) common stock account.  Participants may make changes to their elective contribution deferrals for the following payroll period and their investment designations with respect to their account balances and future contributions at any time.  The Company may also contribute an additional non-matching contribution amount out of its current or accumulated profits, if any, as determined by the Company.

Participants who have attained age 50 before the close of the Plan Year are eligible to make catch-up contributions to the Plan.  The additional catch-up contributions limit was $5,500 in 2010 and 2009.

Rollover distributions from another "qualified" plan may be transferred into the Plan, as defined in the Plan.  Any amount so transferred will be placed in a participant rollover contribution account, which is fully vested.  Withdrawals from rollover contribution accounts other than Plan loans are not allowed prior to termination of employment.

Plan contributions are subject to certain limitations as prescribed by the Internal Revenue Service with contributions in excess of IRC limits returned to participants or Company when determined.

Each participant's account is credited with the participant's contribution and an allocation of (a) the Company's contributions as described above and (b) Plan earnings (losses).  Allocations are based on participant account balances as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

GREAT WEST CASUALTY COMPANY PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS, Continued

NOTE 1 - DESCRIPTION OF PLAN, Continued

(d) Vesting

All employee and employer matching contributions are immediately 100% vested. Participants are vested in the value of Company discretionary contributions on a 6-year graded scale with 20% vesting after 2 years of credited service to 100% vesting after 6 years of credited service.

(e) Payment of Benefits

On termination of service, retirement, or death a participant or his/her beneficiary may elect to leave their funds in the Plan or receive either a single-sum payment or purchase of a single premium life annuity contract.  Net assets at December 31, 2010 and 2009, include funds totaling $2,806,886 and $2,976,669, respectively, which represent the account balance of retired and terminated participants who have elected to leave the funds in the Plan upon retirement or termination.

(f) Forfeitures

If a participant terminates employment with the Company prior to becoming fully vested, the non-vested portion of the Company’s discretionary contributions and related earnings thereon are forfeited.  The amount by which a participant’s discretionary employer contribution account is reduced shall be a “remainder.”  A remainder shall be invested in the Long-Term Guaranteed Fund (unless otherwise determined by the administrator) and credited with interest until the end of the plan year and then shall be allocated among and credited to the employer contribution accounts of other participants, unless used to reinstate remainders for reemployed participants.  If the participant is reemployed by an employer or controlled group member before he incurs five consecutive one-year breaks in service, the remainder shall be restored.  A “one-year break in service” shall occur on the regular accounting date at the end of any plan year during which a terminated employee or participant does not complete more than 500 hours of service.  There were unallocated assets of $125,764 and $183,093, respectively at December 31, 2010 and 2009, related to these forfeitures.

(g) Notes receivable from participants

Participants may elect to borrow from the Plan based upon specified conditions. A participant may have two outstanding loans at any time and the minimum single loan amount is $1,000.  In no case shall the aggregate amount loaned to a participant exceed the lesser of the following: (a) $50,000 reduced by the excess of the highest outstanding balance of loans from the Plan during the one year period ending on the date before the date of the loan to the participant; or (b) 50% of the participant's vested account balance.  The interest rate on such loans is the prime rate as declared in the Wall Street Journal plus 1% at the time of loan origination.  Principal and interest is repaid ratably through semi-monthly payroll deductions.  Loans are repaid within 5 years or within 10 years if the loan is used to acquire the participant's principal residence.  Interest rates on loans outstanding as of December 31, 2010 range from 4.25% to 10.50% on loans maturing through August 24, 2020.

(h) Administrative Expenses

The Company provides administrative support for the Plan and pays for certain administrative and trustee fees.  Investment management fees are paid by the Plan and are included in the net investment appreciation (depreciation) for the year.

GREAT WEST CASUALTY COMPANY PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS, Continued

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis.

(b) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the changes in net assets available for benefits during the reporting period.  Actual results could differ from those estimates.

(c) Risks and Uncertainties

The Plan provides for various investment options in investment securities.  Investment securities are exposed to various risks, such as interest rate, market and credit.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

(d) Investment Valuation and Income Recognition

The Plan has a contract with PRIAC, where PRIAC maintains contributions in a contract holder's account and such contributions are allocated according to participant elections to fifteen separate pooled investment funds, a guaranteed income contract, and an ORI common stock account.  The participants’ accounts are credited with earnings on the underlying investments less any Plan benefits paid and charges for PRIAC management fees and investment expenses.  The pooled separate accounts, guaranteed income contract, and ORI common stock account are included in the financial statements at fair value.

Investments in separate pooled accounts are valued on a per unit market value basis as determined by PRIAC which reflects the fair value of the investments comprising the separate pooled accounts.  ORI common stock account, which is invested in ORI common stock, is stated at fair value based on quoted closing market value on the last business day of the year.

Investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contract from fair value to contract value.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.  At December 31, 2010 and 2009, contract value and fair value were the same for the PRIAC Guaranteed Long-Term Account.

The fair value of the guaranteed income contract is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations.  The guaranteed interest returns are dependent upon, among other factors, the underlying financial viability of the issuer of the contract.

GREAT WEST CASUALTY COMPANY PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS, Continued

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

The Plan presents in the statements of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments in pooled separate accounts and the ORI common stock account, which consists of realized gains or losses and the unrealized appreciation (depreciation) of the investments.  Purchases and sales of securities are recorded on a trade date basis.  Investment income is recorded on the accrual basis.  Dividends on stocks are credited to income on the ex-dividend date.

(e) Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus accrued but unpaid interest.  Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

(f) Benefit Payments

Benefit payments to participants are recorded upon distribution.

(g)  Subsequent Events Policy

Subsequent events have been evaluated through the date the financial statements were issued.

(h)  New Accounting Pronouncements

The following new accounting pronouncements were adopted during the year ended December 31, 2010:

Fair Value Disclosures – In January 2010, the FASB issued guidance which expanded the required disclosures about fair value measurements.  In particular, this guidance requires (i) separate disclosure of the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements along with the reasons for such transfers, (ii) information about purchases, sales, issuances and settlements to be presented separately in the reconciliation for Level 3 fair value measurements, (iii) fair value measurement disclosures for each class of assets and liabilities and (iv) disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements for fair value measurements that fall in either Level 2 or Level 3.  This guidance is effective for annual reporting periods beginning after December 15, 2009 except for (ii) above which is effective for fiscal years beginning after December 15, 2010.  Net assets available for benefits and changes in net assets available for benefits of Plan were not affected by the adoption of the new guidance.

Notes Receivable from Participants – In September 2010, the FASB issued guidance clarifying the classification and measurement of participant loans by defined contribution pension plans.  Participant loans are required to be classified as notes receivable from participants (rather than investments) and measured at their unpaid principal balance plus any accrued but unpaid interest.  The guidance, which must be applied retrospectively, is effective for fiscal years after December 15, 2010 with early adoption permitted.  The Plan adopted this guidance in its December 31, 2010 financial statements and has reclassified participant loans at December 31, 2009 from investments to notes receivable from participants.  Additionally, interest income on notes receivable from participants has been reclassified from interest income for the year ended December 31, 2009.  Net assets available for benefits of the Plan were not affected by the adoption of the new guidance.

GREAT WEST CASUALTY COMPANY PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS, Continued

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

(i) Reclassification

Certain items from the 2009 financial statements have been reclassified to conform with the 2010 presentation.

NOTE 3 - INVESTMENTS

(a) Investment assets greater than 5% of total assets

Investments that represent 5% or more of plan assets are as follows:

	December 31,
	2010	2009
PRIAC Guaranteed Long-Term Account	$24,789,167	$22,152,060
PRIAC Separate Account - Large Cap Value/LSV Asset Management Fund	12,825,822	10,996,495
Old Republic International Common Stock Account	7,568,820	5,080,340
PRIAC Separate Account-International Blend/Munder Fund	6,759,840	5,700,874
PRIAC Separate Account – Large Cap Growth/Turner Investment Partners Fund	6,016,454	4,772,853
PRIAC Separate Account - Small Cap Value/Integrity Fund	5,653,370	4,373,025
PRIAC Separate Account – Core Bond Enhan Index	4,981,723	4,225,276

During 2010 and 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2010	2009
Pooled Separate Accounts	$6,347,670	$7,884,417
Old Republic International Corporation Common Stock Account	1,868,307	(838,928)
	$8,215,977	$7,045,489

GREAT WEST CASUALTY COMPANY PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS, Continued

NOTE 3 - INVESTMENTS, Continued

(b) Fair Value Measurements

The Plan’s investments are stated at fair value in the accompanying statements of net assets available for benefits.  Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (an exit price) at the measurement date.  A fair value hierarchy is established that prioritizes the sources (“inputs”) used to measure fair value into three broad levels: inputs based on quoted market prices in active markets (Level 1); observable inputs based on corroboration with available market data (Level 2); and unobservable inputs based on uncorroborated market data or a reporting entity’s own assumptions (Level 3).

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The valuation methodologies used for assets measured at fair value are discussed further in Note 2 (d). There have been no changes in the methodologies used at December 31, 2010 from prior years.

Level 1                      Securities include publicly traded common stocks.

Level 2                      Securities include pooled separate accounts.

Level 3                      Securities include the PRIAC guaranteed income contract.

The following tables show a summary of assets measured at fair value segregated among the various input levels described above:

		Fair Value Measurements as of December 31, 2010
	Level 1	Level 2	Level 3	TOTAL
Pooled separate accounts
Value funds		$20,085,509
Growth funds		18,766,632
Index funds		9,063,642
Balanced funds		1,647,624
Other funds		1,398,511
Total Pooled separate accounts		50,961,918		$50,961,918
PRIAC Guaranteed Long Term Account			$24,789,167	24,789,167
Old Republic International Corporation common stock account	$7,568,820			7,568,820
Total Assets at Fair Value	$7,568,820	$50,961,918	$24,789,167	$83,319,905

GREAT WEST CASUALTY COMPANY PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS, Continued

NOTE 3 - INVESTMENTS, Continued

		Fair Value Measurements as of December 31, 2009
	Level 1	Level 2	Level 3	TOTAL
Pooled separate accounts
Value funds		$16,707,652
Growth funds		14,886,561
Index funds		7,761,463
Balanced funds		1,359,397
Other funds		1,051,362
Total Pooled separate accounts		$41,766,435		$41,766,435
PRIAC Guaranteed Long Term Account			$22,152,060	22,152,060
Old Republic International Corporation common stock account	$5,080,340			5,080,340
Total Assets at Fair Value	$5,080,340	$41,766,436	$22,152,060	$68,998,835

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2010:

Guaranteed Income Account
Balance, beginning of year	$22,152,060
Purchases, sales, issuances,
repayments and settlements (net)	2,637,107
Balance, end of year	$24,789,167

(c) Guaranteed Income Contract

The Plan has a benefit-responsive investment contract, the PRIAC guaranteed long-term account, where PRIAC maintains the contributions in a general account.  The account is credited with earnings at the guaranteed crediting interest rate in effect for each six-month period beginning January 1 and July 1, and is charged for participant withdrawals and administrative expenses.  The guaranteed income contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the plan.

As described in Note 2, because the guaranteed income contract is fully benefit responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed income contract.  Contract value, as reported to the Plan by PRIAC, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.

Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

GREAT WEST CASUALTY COMPANY PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS, Continued

NOTE 3 - INVESTMENTS, Continued

There are no reserves against contract value for credit risk of the contract issuer or otherwise.  The crediting interest rate is based on a formula agreed upon with the issuer using a single “portfolio rate” approach, but it may not be less than 1.5%.  Such interest rates are reviewed on a semi-annual basis for resetting.  The crediting interest rates for 2010 and 2009 were:

	2010	2009
January 1,	2.95%	3.70%
July 1,	2.95%	2.95%

Certain events limit the ability of the Plan to transact at contract value with the issuer.  Such events include the following: (1) amendments to the Plan documents (including complete or partial termination or merger with another plan), (2) changes to Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestiture or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the Plan to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA.  The Plan administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The guaranteed income contract does not permit the insurance company to terminate the agreement prior to the scheduled maturity date.

	2010	2009
Average Yields:
Based on actual earnings	2.95%	2.95%
Based on interest rate credited to participants	2.95%	2.95%

NOTE 4 - TAX STATUS

The Internal Revenue Service has issued a determination letter, dated November 15, 2010, stating that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC).

NOTE 5 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of plan termination, participants shall become 100% vested in their accounts and are entitled to a distribution of their account balances.

NOTE 6 – PARTY IN INTEREST TRANSACTIONS

The ORI common stock account consists of Old Republic International Corporation stock, the parent of the Company.  Plan assets also include investments in pooled investment funds and a guaranteed investment contract under a contract with PRIAC.  These funds are related parties of PRIAC, which is a party in interest.

Supplemental Schedule

GREAT WEST CASUALTY COMPANY PROFIT SHARING PLAN
SUPPLEMENTAL SCHEDULE
December 31, 2010

Schedule H, Line 4i:  Schedule of Assets (Held at End of Year)
EIN:  47-6024508
Plan Number:  001
(a)	(b) Identity of Issue	(c) Description of investments	(d) Cost	(e) Current Value
*	PRIAC - Large Cap Value/LSV Asst Mngmnt Fund	Pooled separate account	**	$12,825,822
*	PRIAC - International Blend/Munder Cap Growth Fund	Pooled separate account	**	6,759,840
*	PRIAC - Large Cap Growth/Turner Investment Partners Fund	Pooled separate account	**	6,016,454
*	PRIAC - Small Cap Value/Integrity Fund	Pooled separate account	**	5,653,370
*	PRIAC - Core Bond Enhan Index	Pooled separate account	**	4,981,723
*	PRIAC – Dryden S&P 500 Index Fund	Pooled separate account	**	4,081,919
*	PRIAC - Small Cap Growth/Times Square Fund	Pooled separate account	**	3,309,977
*	PRIAC – Mid Cap Growth/Artisan Fund	Pooled separate account	**	2,298,101
*	PRIAC - Lifetime Balanced Fund	Pooled separate account	**	1,647,624
*	PRIAC - Mid Cap Value/CRM Fund	Pooled separate account	**	1,606,317
*	PRIAC - Lifetime Conservative Fund	Pooled separate account	**	629,187
*	PRIAC - Lifetime Aggressive Fund	Pooled separate account	**	338,057
*	PRIAC - Lifetime Growth Fund	Pooled separate account	**	382,260
*	PRIAC - Lifetime Income Fund	Pooled separate account	**	251,322
*	PRIAC – Core Plus Bond/PimCo	Pooled separate account	**	179,945
				50,961,918
*	PRIAC Guaranteed Long-Term Account	Guaranteed investment fund	**	24,789,167
*	Old Republic International Common Stock Account	Common Stock	**	7,568,820
*	Participants Loans	Loans, Interest rates range from 4.25 % to 10.50% maturing through 2020	- 0 -	2,532,254
				$85,852,159

* Party in interest
**Cost data has been omitted as all investments are participant directed.